UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit Index

Exhibit	Description

99.1	Eleventh Amendment, dated December 24, 2024, to the Amended and Restated Partnership Agreement of Brookfield Infrastructure L.P.

99.2	First Amendment to the Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and others.

99.3	Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

99.4	First Amendment to the Support Agreement, dated December 24, 2024 among Brookfield Infrastructure Holdings Corporation, Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.

99.5	Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: December 27, 2024	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary